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SECURIT[illegible] 10026089 [illegible]N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67195

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESL INVESTMENT SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 KINGS HIGHWAY SOUTH
(No. and Street)

ROCHESTER	NY	14617-5598
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LEO IACOBELLI (585) 336-1321
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY & PULLEN, LLP
(Name – *if individual, state last, first, middle name*)

100 CUMMINGS CENTER, SUITE 211-C	BEVERLY	MA	01915-6104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LEO IACOBELLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESL INVESTMENT SERVICES, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOELLE L. DONAHOE
Notary Public, State of New York
No. 01DO6081047
Qualified in Monroe County
Commission Expires September 30, 20 10

Notary Public

Signature

PRESIDENT/COO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)

Financial Statements

December 31, 2009

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

ESL Investment Services, LLC
Rochester, New York

We have audited the accompanying statement of financial condition of ESL Investment Services, LLC a wholly owned subsidiary of ESL Federal Credit Union, as of December 31, 2009, and the related statements of operations, retained earnings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ESL Investment Services, LLC as of December 31, 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. This schedules is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Burlington, Massachusetts
February 24, 2010

McGladrey & Pullen, LLP

ESL INVESTMENT SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

	2009
Cash	$ 13,150,724
Property and equipment, net	4,355
Total assets	$ 13,155,079

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 274,436
Total liabilities	274,436
Member's equity	
Capital	1,500,000
Retained earnings	11,380,643
Total member's equity	12,880,643
Total liabilities and member's equity	$ 13,155,079

The accompanying notes are an integral part of these statements.

ESL INVESTMENT SERVICES, LLC
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2009

	2009
Interest income	$ 1,392
Commission revenues	5,207,674
Total revenue	5,209,066
Expenses:	
Salaries, commissions and benefits	2,557,801
Occupancy	112,404
Marketing and promotion	67,244
Professional and outside services	150,443
Depreciation	5,526
General and administrative	156,265
Total expenses	3,049,683
Net income	2,159,383
Retained earnings, beginning of year	9,221,260
Retained earnings, end of year	$ 11,380,643

The accompanying notes are an integral part of these statements.

ESL INVESTMENT SERVICES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009

	2009
Cash flows from operating activities:	
Net income	$ 2,159,383
Adjustments to reconcile net income to net cash from operating activities -	
Depreciation	5,526
Decrease in accounts payable and accrued expenses	(151,592)
Total adjustments	(146,066)
Net cash provided by operating activities	2,013,317
Net increase in cash	2,013,317
Cash at beginning of year	11,137,407
Cash at end of year	$ 13,150,724

The accompanying notes are an integral part of these statements.

1. Operations and Summary of Significant Accounting Policies

ESL Investment Services, LLC (the "Company") is a limited-purpose securities broker-dealer, registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of ESL Federal Credit Union (the "Credit Union"). The Company was originally incorporated in 1996 with operations beginning on January 1, 1997. The Company was initially funded with an equity investment from the Credit Union. The Company was established by the Credit Union to serve as an investment services company to sell annuity contracts, mutual funds and other securities primarily to Credit Union members. Effective July 1, 2001, the Company converted its corporate charter to a limited liability company ("LLC") under the provisions of the New York Limited Liability Company Act.

The Company received approval for membership to operate as a registered broker-dealer on July 21, 2006.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. It operates under the provisions of subparagraph (k)(2)(i) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the operating provisions of that rule.

A summary of the Company's significant accounting policies follows:

Significant Accounting Policies

The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB establishes generally accepted accounting principles (GAAP) that are followed to ensure consistent reporting of the financial condition, results of operations, and cash flows of the Company. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification™ commonly referred to as the Codification or ASC. The FASB finalized the Codification effective for periods ended on or after September 15, 2009. As such, the Company has adopted the Codification in these financial statements; the Codification does not change how the Company accounts for its transactions nor does it change the nature of the associated disclosures. Prior FASB standards like FASB Statement No. 5, Accounting for Contingencies, are no longer being issued by the FASB. Because the FASB encourages the use of plain English to describe broad topical references, these financial statements will generally no longer include references to specific technical guidance. For example, citations of the accounting requirements for contingencies would include a reference similar to "as required by the Contingencies Topic of the Codification."

Cash and Cash Equivalents

Cash and cash equivalents includes deposits with the Credit Union and other highly liquid investments that are readily convertible to cash. Amounts due from these financial institutions exceeded federally insured limits on December 31, 2009.

Commission Revenues

Commission revenues relate primarily to the sale of annuity, mutual funds, and other security products. These products are offered to members through LPL Financial, an unaffiliated entity and also a registered broker-dealer, which compensates the Company for each sale based upon a contractual commission schedule. Revenues are recorded on a settlement date basis which does not differ materially from a trade date basis.

Property and Equipment
Property and equipment are stated at cost and are depreciated over useful lives ranging from 3-10 years using the straight-line method. The cost of leasehold improvements is amortized using the straight-line method over the lesser of the life of the lease or the life of the leasehold improvement.

Income Taxes
Effective July 1, 2001, The Company elected to be taxed as a Limited Liability Corporation (LLC), which provides that the LLC passes on all income and expenses to its member to be taxed at the member level. ESL Federal Credit Union is a Federally chartered credit union with the NCUA, and has no tax liability under state or Federal laws for itself and all subsidiaries, including the Company. The Company is not subject to examination by US Federal or state tax authorities for years before 2009.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2009, management has determined that there are no uncertain tax positions.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The aforementioned financial statements have been prepared from the separate records maintained by the Company. The financial condition and the results of operations as presented in these financial statements may not necessarily be indicative of the condition that would have existed or the results of operations that would have been achieved had the subsidiary been operated as an unaffiliated company. Portions of certain expense incurred by the Parent have been allocated to the Company.

Subsequent events
The Company evaluated subsequent events through February 24, 2010, the date that these financial statements were issued.

2. Property and Equipment

Property and equipment consist of the following:

	2009
Computer equipment	$ 3,400
Leasehold improvements	43,832
	47,232
Less - Accumulated depreciation and amortization	42,877
	$ 4,355

3. Pension and Other Postemployment Benefits Plan

The Company's personnel are covered under the Credit Union's pension plan. The Credit Union has a noncontributory defined-benefit retirement plan (the "Plan") covering substantially all of its employees. The benefits are based on years of service and average compensation prior to retirement. The Credit Union will make future contributions to the Plan, as necessary, based on the recommendations of its actuaries and within the requirements of ERISA. The Credit Union allocates a percentage of the annual expense to the Company based on headcount. For the year ended December 31, 2009, the Company recognized pension costs of $42,656.

The Company's personnel are covered under the Credit Union's medical, health care and life insurance plans. The Credit Union provides benefits to qualifying retirees. Substantially all employees become eligible for these benefits if they have met certain age and service requirements upon retirement. These benefits are paid from two separate trusts. The trusts were funded in accordance with the maximum funding allowed under ERISA. The Credit Union does not expect to make a contribution to the plan during 2010. The Credit Union allocates a percentage of the annual expense to the Company based on headcount. For the year ended December 31, 2009, the Company recognized benefits costs of $16,629.

4. Related Party Transactions

Pursuant to agreements between the parties, the Company is charged by the Parent for certain expense allocations, including professional and administrative services as well as customer referrals provided by ESL Federal Credit Union of $79,178, and the cost of office and branch space of $112,404 for the year ended December 31, 2008.

At December 31, 2008, the Company had cash balances with ESL Federal Credit Union in the amount of $12,676,743.

5. Accounts Payable and Accrued Expenses

The components of accounts payable and accrued expenses consist of the following:

	2009
Accrued salaries and benefits	$ 240,469
Other	33,967
	$ 274,436

6. Off Balance Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are executed by LPL Financial. This other broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital and net capital requirements of $446,177 and $18,305. The Company's ratio of aggregate indebtedness to net capital was 0.62 to 1.

ESL INVESTMENT SERVICES, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1
FOR THE YEARS ENDED DECEMBER 31, 2009

Total member's equity from statement of financial condition		$	12,880,643
Less other deductions for accrued liabilities			(1,332)
Total adjusted member's equity			12,879,311
Less non-allowable assets:			
Cash	12,428,641		
Equipment, net	4,493		
Total non-allowable assets			12,433,134
Net capital before haircuts on securities			446,177
Haircuts on money market funds			-
Net Capital		$	446,177
Aggregate indebtedness:			
Total Liabilities		$	274,574
Computation of basic net capital requirement			
Minimum net capital required			
(Greater of $5,000 or 6 2/3% of aggregate indebtedness)		$	18,305
Net capital in excess of minimum requirement		$	427,872
Ratio of aggregate indebtedness to net capital			0.62 to 1

The accompanying notes are an integral part of these statements.

Independent Auditor's Report on Internal Control

To the Managing Committee
ESL Investment Services, LLC
Rochester, New York

In planning and performing our audit of the financial statements of ESL Investment Services, LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Committee, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burlington, Massachusetts
February 24, 2010

McGladrey & Pullen, LLP

Independent Accountants' Report on Applying Agreed-Upon Procedures

February 24, 2010

Managing Committee
ESL Investment Services, LLC
73 Mountain View Boulevard
Basking Ridge, New Jersey 07920

Attention: Managing Committee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation [Form SIPC-7T]) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009, to December 31, 2009, which were agreed to by ESL Investment Services, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences

2. Compared the total revenue amounts of the audited financial statements for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009, to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009, to December 31, 2009, noting no differences

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed, noting no differences

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2010
Burlington, Massachusetts

McGladrey & Pullen, LLP

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067195 FINRA DEC
ESL INVESTMENT SERVICES LLC 11*11
100 KINGS HWY S STE 1200
ROCHESTER NY 14617-5598

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Joelle Donahoe 585.336.1318

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)
January 26, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ESL INVESTMENT SERVICES LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President & COO
(Title)

Dated the 1 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December, 20 09
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,469,104
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,442,559
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	3,442,559
2d. SIPC Net Operating Revenues	$ 26,545
2e. General Assessment @ .0025	$ 150

(to page 1 but not less than $150 minimum)